Cleco Corporation
CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Cleco Corporation (the "Company") on Form 10-K/A (Amendment No. 1) for the fiscal year ended December 31, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, David M. Eppler, President and Chief Executive Officer of the Company, and I, Dilek Samil, Executive Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934;

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

_____/s/ David M. Eppler_____
David M. Eppler
   President and Chief Executive Officer

_____/s/ Dilek Samil_____
Dilek Samil
   Executive Vice President and
   Chief Financial Officer